Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333- 257008

February 22, 2023

Pricing Term Sheet

Eastman Chemical Company

$500,000,000 5.750% Notes due 2033

Issuer:	Eastman Chemical Company (the “Company”)

Expected Ratings(1):	Baa2 (stable) / BBB (stable) / BBB- (stable) (Moody’s / S&P / Fitch)

Trade Date: Settlement Date(2): Security Type:	February 22, 2023 March 8, 2023 (T+10) Senior Unsecured Notes

Offering Format:	SEC-Registered

Principal Amount:	$500,000,000

Interest Payment Dates:	Semi-annually on March 8 and September 8 of each year, beginning September 8, 2023

Maturity Date:	March 8, 2033

Coupon:	5.750%

Price to Public:	99.985%, plus accrued interest, if any, from March 8, 2023

Yield to Maturity:	5.752%

Benchmark Treasury:	3.500% due February 15, 2033

Benchmark Treasury Price and Yield:	96-22+; 3.902%

Spread to Benchmark Treasury:	+185 bps

Make-whole Call:	Prior to December 8, 2032 at T + 30 bps

Par Call:	On or after December 8, 2032

Change of Control:	Upon the occurrence of a change of control triggering event, the Company will be required to make an offer to repurchase all or a portion of the notes at a price equal to 101% of principal, plus accrued and unpaid interest to, but excluding, the repurchase date.

Use of Proceeds:	The Company intends to allocate an amount equal to the net proceeds from this offering to finance or refinance, in whole or in part, existing and/or future green Eligible Projects, as defined in the preliminary prospectus supplement relating to this offering. Pending allocation to the green Eligible Projects, such net proceeds may be temporarily invested in cash, cash equivalents and/or other liquid marketable investments, or used to repay a portion of outstanding indebtedness.

CUSIP / ISIN:	277432AX8 / US277432AX86

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30 / 360

Clearing and Settlement:	DTC

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Barclays Capital Inc.

Morgan Stanley & Co. LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Co-Managers:

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Siebert Williams Shank & Co., LLC

SMBC Nikko Securities America, Inc.

UniCredit Capital Markets LLC

(1) A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2) We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or prior to delivery will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next two succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The issuer files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain and will contain important information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC’s website at http://www.sec.gov. Alternatively, any underwriter or any dealer participating in this offering will arrange to send you, when available, the prospectus supplement and the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 or Mizuho Securities USA LLC at 1-866-271-7403.

This pricing term sheet supplements the preliminary prospectus supplement issued by Eastman Chemical Company on February 22, 2023 relating to its prospectus dated June 11, 2021 (such prospectus, as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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